Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2012

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) is pleased to announce the audited consolidated annual results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2012 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, as compared with US$3.83 billion for the year ended December 31, 2011.

•	Net income attributable to Melco Crown Entertainment was US$417.2 million for the year ended December 31, 2012, as compared with net income of US$294.7 million for the year ended December 31, 2011.

•

Basic net income per share attributable to Melco Crown Entertainment was US$0.254 for the year ended December 31, 2012 compared to basic net income per share of US$0.184 for the year ended December 31, 2011.

•	Adjusted EBITDA for the year ended December 31, 2012 was US$920.2 million, representing an increase of US$110.8 million, or 13.7%, compared to US$809.4 million for the year ended December 31, 2011.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2011 annual report or our 2012 interim report.

CO-CHAIRMAN & CHIEF EXECUTIVE OFFICER’S STATEMENT

Melco Crown Entertainment has achieved numerous key milestones in financial year 2012, accomplishing another year of record financial and operating metrics and significant strategic milestones in Macau and beyond. Locally, the development of our cinematically-themed integrated resort Studio City is progressing well, and on track to open in the middle of 2015. Beyond Macau, we have recently closed the transaction with our Philippine counterparties contemplated under the cooperation agreement for the development of an integrated resort in Manila, a major development in our strategy to participate in the growth in this exciting and rapidly developing emerging market. We also continue to evaluate our plans in relation to the next phase of expansion at City of Dreams, providing the Company with a meaningful future earnings driver which is expected to expand property-wide returns.

These expansion opportunities allow the Company to move further towards realizing its vision of becoming one of the leading gaming companies in Asia, while at the same time the Company continues to focus on driving strong financial and operational improvements in its current core operating properties in Macau, particularly City of Dreams.

Melco Crown Entertainment reported a record full year EBITDA in 2012 of US$920.2 million, primarily attributable to substantially higher mass market table games and gaming machine revenues, complemented by a strict cost control focus which in turn contributed to a meaningful expansion in EBITDA margins and free cash flow. Strong year-over-year improvement in the mass market segments have been driving company-wide profitability, providing us with greater earnings stability which reinforces our strategy to further enhance our mass market offerings as highlighted by the development of the upcoming Studio City project.

Our flagship property, City of Dreams, recorded a significant year-over-year improvement in operating fundamentals, with particularly strong growth in mass market volumes and mass table games hold percentage. Our mass market table games gross gaming revenues per table at City of Dreams continue to outperform all other major properties in Macau, while our gross gaming revenues per table in the rolling chip segment at both Altira Macau and City of Dreams have shown meaningful improvements in the latter stages of 2012. Our expanding premium customer base enables us to generate higher levels of revenue with fewer mass market tables on our mass market floors, which is critical in a fixed table supply environment.

Studio City continues to move closer to realization, with the majority of foundation and piling work now complete. We have also secured financing for Studio City on favorable terms and together with our fixed-price lump-sum contracting strategy, provides us with greater certainty regarding cost and timeline. With a focus on the mass market, this new integrated resort in Cotai will deliver synergies with Melco Crown Entertainment’s existing assets, while expanding our non-gaming offerings, including through the introduction of numerous unique interactive entertainment rides and attractions.

In the Philippines, we have also recently completed the acquisition of a majority interest in Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), a company listed on the Philippine Stock Exchange, following the successful closing of the cooperation agreement with our Philippine counterparties. We are confident that the Philippines market offers a unique opportunity to generate an incremental and diversified earnings stream, as well as provides a platform for our further expansion throughout Asia. The integrated casino resort is scheduled to open in mid-2014. We are excited to work with our well-regarded and reputable Philippine counterparties, including Belle Corporation of the SM Group, one of the leading developers of high-end residential and leisure properties in the Philippines, to bring this exciting new integrated resort to realization.

While we have made significant progress in expanding our development opportunities, we maintain our strong focus on our current core operating assets in Macau. Our world-class water-based extravaganza, The House of Dancing Water, continued its overwhelming success in the past year and since its debut in September 2010 has entertained nearly two million spectators. We have also proudly presented numerous entertainment performances, including the cabaret experience Taboo and Greater China’s first exclusive performance of Korean pop sensation PSY.

Looking ahead, we are buoyant about the outlook of Macau, seeing the strong progress in terms of immigration policy and transportation infrastructure in Macau and the surrounding region. The construction of the Macau Light Rail system, the Macau-Zhuhai-Hong Kong Bridge and the upcoming opening of the Taipa Ferry Terminal continue to progress, which will meaningfully improve visitors’ experience through more convenient and efficient access to Macau. The growing number of visitors from provinces farther afield than Guangdong and the impressive expansion of Hengqin Island will also increase visitation to Macau. Our development pipeline, including Studio City and our expansion plan of City of Dreams, to be completed during the next few years, are expected to participate in, and contribute to, the long-term sustainable growth of Macau as it becomes a leading leisure and tourism destination in Asia.

Lastly, we would like to thank our Board of Directors, shareholders, employees and business associates for their continuous support. We strive to exercise strong leadership, deliver excellence in execution and innovative creativity across all of our businesses, in order to bring a world-class experience to our customers and, ultimately, to generate long-term value to our shareholders and our community.

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

In 2012, Macau generated record gross gaming revenues of US$38.0 billion, an increase of 13.5% from 2011. The mass market table games segment continues to deliver above-market growth, increasing approximately 33% in 2012 compared to the prior period. As a result of the strength in the mass market segments, the mass market table games and gaming machines segment now contribute approximately 30.7% of total gross gaming revenue in 2012, compared to approximately 26.8% in 2011. Melco Crown Entertainment, through its substantial exposure to mass market segments, particularly through its flagship property City of Dreams and upcoming Studio City project, is perfectly placed to take full advantage of this fast growing, and increasingly important segment of the Macau market.

Macau welcomed approximately 28.1 million visitors in 2012, increasingly modestly from 2011. Visitors from China increased 4.6% in 2012 compared to 2011, and accounted for 60.2% of all visitors to Macau in 2012, compared to 57.7% in 2011. Visitors from Hong Kong and Taiwan accounted for 25.2% and 3.8% in 2012, respectively.

There continues to be substantial and meaningful improvements in wide-ranging infrastructure and development projects throughout the region, which will enable Macau to cater to a wider spectrum of visitors and be a meaningful catalyst for future visitation growth. The expansive infrastructure blueprint, together with the wide-reaching Hengqin development, will further broaden Macau’s appeal and meaningfully improve visitors’ overall experience, thereby ensuring the long-term success of Macau as a world-class leisure and tourism destination.

Studio City

The development of Studio City remains on track to open in mid-2015, with the majority of the foundation and piling complete. Studio City, the Company’s next integrated resort in Cotai, Macau, is expected to further expand the Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions and will further diversify Macau’s leisure and tourism offerings, delivering a differentiated product to the Macau market.

The Company also successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to our US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with the full contribution of committed shareholder equity, these financings upon full drawdown are expected to deliver a fully funded project at the Studio City level. Our funding approach, together with our fixed-price, lump-sum, contracting strategy provides us with greater certainty regarding cost and timing.

City of Dreams

Opening of Hard Rock Cafe: In February 2012, we opened the first Hard Rock Cafe in Macau, bringing an exciting and differentiated entertainment and food and beverage offering to the market.

City of Dreams, Signature Club: During the second quarter of 2012, we opened our new premium mass gaming area at City of Dreams, located in the lobby of Grand Hyatt Macau, delivering to our key customers a customized and luxurious gaming experience, solidifying our dominance in this key segment and setting a new standard for premium mass gaming in Macau.

Taboo show: In July 2012, City of Dreams delivered another unique entertainment offering to Macau, with a limited-run, cabaret style show at Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options available to visitors to Macau.

Philippines Development

In October 2012, we, through our wholly-owned subsidiary, MCE Leisure (Philippines) Corporation, completed the signing of the cooperation agreement with certain Philippine parties, including Belle Corporation of the SM Group, for the development and operation of an integrated resort located within Entertainment City, Manila (the “Philippines Project”).

The Philippines Project is expected to open in mid-2014 and have 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Philippines Project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive dome- like structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Philippines Project. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

The Company also acquired a majority ownership stake in Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation) (“MCP”) in December 2012, which is the vehicle through which the Company will develop and operate the Philippines Project. MCP has recently announced its intention to undertake a top-up placement which will include the offer and sale of common shares of stock of MCP together with an over-allotment option. The top-up placement and over-allotment option are both dependent on, among other things, approval from the Board of Directors of MCP and the Philippine Stock Exchange (“PSE”).

The Philippines Project is expected to diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are considering different alternatives to finance the project, including but not limited to debt and equity financing. On March 20, 2013, the board of directors of MCP approved a plan to raise additional capital of up to US$400 million through an equity offering including an over-allotment option.

Other Recent Developments

The Company recently successfully raised a US$1 billion high yield bond at an attractive 5% coupon, with the proceeds used to repurchase its US$600 million 10.25% coupon senior notes due 2018 and fund the redemption costs, and the entire remainder of the net proceeds to fund the partial repayment of the Company’s RMB2.3 billion 3.75% bonds due 2013. The refinancing will, among other things, result in lower future interest charges and reduced covenants.

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited”), operator of casino gaming and entertainment resort facilities in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2012, Macau generated approximately US$38.0 billion of gaming revenues, according to the DICJ, representing a 13.5% increase from that generated in 2011. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, a subsidiary of MCP, has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams targets the premium mass market and rolling chip players from regional markets across Asia. As of December 31, 2012, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 450 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes Five-Star Hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

Our Company continues to evaluate the next phase of our development plan at City of Dreams. Subject to governmental approvals, we currently expect the next phase of development to include a luxury hotel and anticipate that we will finance this phase separately from the rest of City of Dreams.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2012, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010, 2011 and 2012. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs first opened in September 2003 and have grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of December 31, 2012, Mocha Clubs had 1,993 gaming machines in operation, which represented 12.0% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. We may open additional Mocha Clubs at locations that satisfy the criteria set forth in the applicable regulatory requirements.

In addition to slot machines, each Mocha Club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination themeing, unique and innovative interactive attractions, and strong Asian focus.

The Studio City site is located on a plot of land in Cotai, Macau of 130,789 square meters (approximately 1.4 million square feet) and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. The location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage, in our view.

Studio City has an approved gross construction area of 707,078 square meters, approximately 7.6 million square feet. We currently estimate on a preliminary basis that the design and construction cost for Studio City will be approximately US$2.04 billion.

The Company successfully raised US$825 million under our Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to US$1.4 billion Studio City senior secured facilities, both of which are achieved without a corporate guarantee from the Company. Together with full contribution of committed shareholder equity, these financings, upon full drawdown, are expected to deliver a fully funded project at the Studio City level. This funding approach, together with a fixed price, lump-sum, contracting strategy provides Melco Crown Entertainment with greater certainty regarding cost and timetable.

On July 25, 2012, an amendment to the Studio City land concession contract, entered into between the Macau SAR and Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of our Company (“Land Concession Contract”) was published in the Macau Official Gazette. In accordance with the Land Concession Contract, which was originally published in the Macau Official Gazette on October 17, 2001, Studio City Developments will lease the Studio City land for 25 years from such date with the right to successively renew the Land Concession Contract for additional periods, subject to applicable legislation.

Philippines Project

We have recently entered in to a cooperation agreement, through our wholly-owned subsidiary, with Belle Corporation (“Belle”), SM Investments Corporation (“SMIC”) and PremiumLeisure Amusement Inc. (“PLAI”) in relation to the development of the Philippines Project. Once completed, the Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts in Entertainment City at the time of its planned opening in mid-2014. It is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business districts.

Upon completion and subject to final property design, the Philippines Project is expected to have approximately 20,100 square metres of aggregate gaming space and total gross floor area of approximately 300,100 sqm. The resort is expected to have approximately 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive dome-like structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the project.

Construction on the Philippines Project commenced in March 2010, with general piling work, building shells, building services and primary distribution installation of the main building completed in October 2012. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the year ended December 31, 2012, our total net revenues were US$4.08 billion, an increase of 6.5% from US$3.83 billion of net revenues for the year ended December 31, 2011. Net income attributable to our Company for the year ended December 31, 2012 was US$417.2 million, as compared to a net income of US$294.7 million for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

	Year Ended December 31,
	2012	2011	2010
	(in thousands of US$)
Net revenues	$4,078,013	$3,830,847	$2,641,976
Total operating costs and expenses	(3,570,921)	(3,385,737)	(2,549,464)
Operating income	507,092	445,110	92,512
Net income (loss) attributable to Melco Crown Entertainment	$417,203	$294,656	$(10,525)

Our results of operations for the years presented are not fully comparable for the following reasons:

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

•	On November 26, 2012, Studio City Finance Limited issued the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 (“Studio City Notes”).

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

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The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of PRC central and Macau local governments to improve and develop infrastructure both within, and connecting to, Macau;

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The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of PRC central and Macau local governments;

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The competitive landscape in Macau, which is expected to evolve as more gaming and non- gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

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The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

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Our relationships with gaming promoters, which contribute a significant portion of our casino revenues expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2012, 2011 and 2010, approximately 53.4%, 61.0% and 62.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.4% and 6.1% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$308.6 million, US$321.6 million and US$222.4 million for the years ended December 31, 2012, 2011 and 2010, respectively;

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Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2012 and 2011, approximately 67% and 57%, respectively, of our total debt was based on fixed rates. The increase was primarily due to the issuance of Studio City Notes in November 2012. Based on December 31, 2012 and 2011 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$10.5 million and US$8.9 million, respectively; and

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Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 (“2010 Senior Notes”), 2013 Senior Notes (as defined below) and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as at December 31, 2012, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2012 and 2011. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 5 to the consolidated financial statements included elsewhere in this announcement for further details related to our indebtedness as of December 31, 2012 and 2011.

Major currencies of which our cash and cash equivalents and restricted cash held as at December 31, 2012 are U.S. dollars, Hong Kong dollars, Renminbi, New Taiwan dollars, Philippine Peso and Macau Pataca. Based on the balances of cash and cash equivalents and restricted cash balances (excluding the RMB Bonds proceeds of RMB2.3 billion of which its currency fluctuation against U.S. dollar will be offset with the associated currency fluctuation of RMB Bonds) as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$18.3 million and US$11.3 million for the years ended December 31, 2012 and 2011, respectively.

Based on the balances of long-term debt denominated in currencies other than U.S. dollars and restricted cash of RMB Bonds proceeds of RMB2.3 billion as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between H.K. dollars or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for both years ended December 31, 2012 and 2011.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 25% to 30%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 4% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

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Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our total net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, from US$3.83 billion for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to a substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by the recent slow-down in the market-wide rolling chip segment as well as various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012, within our expected range for that year of 15.0% to 17.0% and represented a slight increase from 16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012, which is within our expected range for that year of 25.0% to 31.0% and demonstrated a significant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 in 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011 primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of approximately US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after MCE’s acquisition of a 60% interest in Studio City, including amortization of land use rights and pre-opening cost.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011 primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 19.5% to US$14.7 million for the year ended December 31, 2012 from US$18.2 million for the year ended December 31, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$90.3 million and US$92.6 million for the years ended December 31, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with the Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011.

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012, a company whose shares are listed on the PSE, and a totaling US$5.4 million of professional and consultancy fee for the Philippines Project as well as corporate business development. Development costs for the year ended December 31, 2011 associated with the acquisition of a 60% equity interest in Studio City.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2012 and 2011.

Amortization of land use rights. Amortization of land use rights expenses increased by US$25.5 million, or 74.2%, to US$59.9 million for the year ended December 31, 2012 from US$34.4 million for the year ended December 31, 2011, primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011 as well as depreciation of the newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and branding of a property which might include the retirement, disposal or write- off of assets. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which primarily included a write-off of US$4.4 million for the excess payments in relation to a service contract at City of Dreams and US$2.4 million costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase is primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of capitalization) of US$4.2 million was resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of 60% interest in SCI on July 27, 2011, together with decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. Other finance costs for the year ended December 31, 2011 of US$15.6 million included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. The decrease in amortization of deferred financing costs was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011. There was no such reclassification for the year ended December 31, 2012.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2012 were primarily attributable to a consent solicitation fee related to the 2010 Senior Notes in October 2012. There were no costs associated with debt modification for the year ended December 31, 2011. See “LIQUIDITY AND CAPITAL RESOURCES — Indebtedness” below for more information regarding the cash tender and consent solicitation in respect of the 2010 Senior Notes.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the HKSE in December 2011. There was no listing expenses incurred for the year ended December 31, 2012.

Income tax credit

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the years ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$18.5 million for the year ended December 31, 2012, compared to US$5.8 million for the year ended December 31, 2011, was primarily due to the share of New Cotai Holdings, which owns a 40% interest in SCI, in expenses of the Studio City project, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011. The year-over-year increase was primarily attributable to interest expenses relating to the Studio City Notes incurred during the fourth quarter of 2012.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to US$294.7 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our total net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, from US$2.64 billion for the year ended December 31, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2010 comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2011 were US$3.68 billion, representing a US$1.13 billion, or 44.3%, increase from casino revenues of US$2.55 billion for the year ended December 31, 2010, primarily due to an increase in casino revenues at City of Dreams of US$794.0 million, or 50.8%, and at Altira Macau of US$313.6 million, or 37.0%. This increase was primarily driven by increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2011 was US$51.2 billion, representing an increase of US$10.9 billion, or 27.1%, from US$40.3 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 3.03% for the year ended December 31, 2011, slightly higher than our expected level of 2.7% to 3.0%, and an increase from 2.91% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$581.8 million for the year ended December 31, 2011, representing an increase of 54.3% from US$377.1 million for the year ended December 31, 2010. The mass market table games hold percentage was 16.6% for the year ended December 31, 2011, within our expected range for that year of 16.0% to 20.0% and a slight increase from 16.2% for the year ended December 31, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that year of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2011 was US$217, an increase of approximately US$25, or 13.0%, from US$192 for the year ended December 31, 2010.

Rooms. Room revenues for the year ended December 31, 2011 were US$103.0 million, representing a US$19.3 million, or 23.0%, increase from room revenues of US$83.7 million for the year ended December 31, 2010 primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$196, 98% and US$191, respectively, for the year ended December 31, 2011, as compared to US$166, 94% and US$156, respectively, for the year ended December 31, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$172, 91% and US$156, respectively for the year ended December 31, 2011, as compared to US$157, 80% and US$126, respectively, for the year ended December 31, 2010.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. The increase of US$58.6 million in food, beverage and other revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$3.39 billion for the year ended December 31, 2011, representing an increase of US$836.3 million, or 32.8%, from US$2.55 billion for the year ended December 31, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau, which is in line with increased gaming volume and the associated increase in revenues, as well as the increase in operating costs associated with increased visitation and the full-year operation of The House of Dancing Water since its opening in September 2010.

Casino. Casino expenses increased by US$750.0 million, or 38.5%, to US$2.70 billion for the year ended December 31, 2011 from US$1.95 billion for the year ended December 31, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$586.6 million and US$100.3 million, respectively, as a result of increased casino revenues, as well as other operating costs, such as payroll and utility expenses of US$63.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 13.1% to US$18.2 million for the year ended December 31, 2011 from US$16.1 million for the year ended December 31, 2010, primarily due to an increase in occupancy rates as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$39.9 million, or 75.8%, to US$92.6 million for the year ended December 31, 2011 from US$52.7 million for the year ended December 31, 2010, primarily driven by increased visitation to our properties and particularly, The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$20.4 million, or 10.2%, to US$220.2 million for the year ended December 31, 2011 from US$199.8 million for the year ended December 31, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs, which resulted from improved operating performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$2.7 million for the year ended December 31, 2011 as compared to US$18.6 million for the year ended December 31, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for the year ended December 31, 2010 related primarily to the opening of The House of Dancing Water in September 2010.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2011 and 2010.

Amortization of land use rights. Amortization of land use rights expenses increased by US$14.9 million, or 76.2%, to US$34.4 million for the year ended December 31, 2011 from US$19.5 million for the year ended December 31, 2010, primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expenses increased by US$22.9 million, or 9.7%, to US$259.2 million for the year ended December 31, 2011 from US$236.3 million for the year ended December 31, 2010, primarily due to depreciation of assets placed into service associated with a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Property charges and others. Property charges and others for the year ended December 31, 2011 were US$1.0 million, which related to a donation made to support the relief efforts for the Japan earthquake in 2011.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$4.1 million for the year ended December 31, 2011, as compared to US$0.4 million for the year ended December 31, 2010, primarily driven by increase in cash balances as a result of improvements in our operating cash flows.

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the 2010 Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the year ended December 31, 2011 of US$15.6 million, included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs and a credit amount of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of the City of Dreams Project Facility in May 2010, which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility granted under the City of Dreams Project Facility. There were no costs associated with debt modification for the year ended December 31, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our Shares on the Stock Exchange in December 2011.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the year ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$5.8 million for the year ended December 31, 2011, was primarily due to the share of the Studio City expenses by New Cotai Holdings, LLC, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses, and other non-operating income and expenses, or Adjusted property EBITDA, were US$995.8 million, US$880.9 million and US$489.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012, US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011 and US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010. Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses, or Adjusted EBITDA, were US$920.2 million, US$809.4 million and US$430.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this announcement may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this announcement, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2012, we held unrestricted and restricted cash and cash equivalents of approximately US$1,709.2 million and US$1,414.7 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The restricted cash related to our RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) and Studio City cash and cash equivalents of US$1,047.0 million. The RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) was deposited into a bank account for securing the Deposit-Linked Loan. The Studio City cash and cash equivalents of US$1,047.0 million comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City project from the Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility (as defined below) terms. See note 5 to the consolidated financial statements included elsewhere in this announcement for more information.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans for a period of 12 months following the date of the annual report to be published. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2012	2011	2010
	(in thousands of US$)
Net cash provided by operating activities	$950,233	$744,660	$401,955
Net cash used in investing activities	(1,335,718)	(585,388)	(190,310)
Net cash provided by financing activities	934,735	557,910	17,680
Effect of foreign exchange on cash and cash equivalents	1,935	(1,081)	—

Net increase in cash and cash equivalents	551,185	716,101	229,325
Cash and cash equivalents at beginning of year	1,158,024	441,923	212,598

Cash and cash equivalents at end of year	$1,709,209	$1,158,024	$441,923

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues as described in the foregoing section. Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010.

Investing Activities

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million as well as the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from the Company and our SCI minority shareholder, of US$235.0 million, both of which are restricted for Studio City’s construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

Our total capital expenditure payments for the year ended December 31, 2012 were US$220.5 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City as well as an aircraft acquired for primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$16.0 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payment, respectively, during the year ended December 31, 2012.

Net cash used in investing activities was US$585.4 million for the year ended December 31, 2011, compared to US$190.3 million for the year ended December 31, 2010, primarily due to an increase in restricted cash and a payment of US$290.0 million for the acquisition of a 60% equity interest in SCI (net of cash and cash equivalents acquired of US$35.8 million), offset in part by a reduction in payments for construction and development activities relating to The House of Dancing Water.

For the year ended December 31, 2011, there was a net increase of US$186.0 million in the amount of restricted cash, primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$23.3 million to unrestricted cash after the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditure payments for the year ended December 31, 2011 were US$90.3 million. We also paid US$15.3 million for the scheduled installment of City of Dreams’ land premium payment during the year ended December 31, 2011.

We expect to incur significant capital expenditures for Studio City and the Philippines Project in the future. We also continue to evaluate the next phase of our development plan at City of Dreams.

The following table sets forth our capital expenditures by segment for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
	(in thousands of US$)
Mocha Clubs	$5,951	$23,558	$13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457

Total capital expenditures	$283,998	$785,634	$119,660

Our capital expenditures for the year ended December 31, 2012 decreased sharply primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and continuous development of City of Dreams and Studio City during the year ended December 31, 2012.

Financing Activities

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawndown of Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with Studio City Project Facility as well as repayment of the Aircraft Term Loan of US$2.8 million.

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the 2010 Senior Notes amounting to US$592.0 million, offset in part by the repayment of long-term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the 2010 Senior Notes of US$22.9 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2012:

As of December 31, 2012
(in thousands of US$)
2011 Credit Facilities	$1,014,729
Studio City Notes	825,000
2010 Senior Notes, net(1)	593,967
RMB Bonds	367,645
Deposit-Linked Loan	353,278
Aircraft Term Loan	40,245

$3,194,864

Note:

(1)	Net of unamortized issue discount.

Major changes in our indebtedness during the year ended and subsequent to December 31, 2012 are summarized below.

In May 2012, we entered into a RMB forward exchange rate contract for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure which was expired in November 2012. During the year ended December 31, 2012, all outstanding interest rate swap agreements in connection with our City of Dreams Project Facility, expired.

In June 2012, our indirect wholly-owned subsidiary entered into a term loan credit facility for US$43.0 million, with an interest rate based on LIBOR plus a margin of 2.80% per annum and maturity date of June 27, 2019, to finance part of the acquisition of an aircraft. As of December 31, 2012, the Aircraft Term Loan facility has been fully drawn down.

On November 26, 2012, our subsidiary, Studio City Finance Limited, issued US$825.0 million aggregate principal amount of 8.50% Studio City Notes due 2020, which were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to fund the Studio City project.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. We expect to redeem all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes will be cancelled in late March 2013. No 2010 Senior Notes will then be outstanding. A portion of the proceeds from the 2013 Senior Notes (as defined below) offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, the Company had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent, which was capitalized as deferred financing cost.

On January 28, 2013, our subsidiary, Studio City Company Limited, entered into a facility agreement for Studio City (“Studio City Project Facility”), a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Company Limited and its subsidiaries.

On February 7, 2013, our subsidiary, MCE Finance, issued US$1.0 billion aggregate principal amount of senior notes (“2013 Senior Notes”) with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX- ST. The net proceeds were used to repurchase the 2010 Senior Notes in full and partially funded the redemption of the RMB Bonds.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown (Macau) Limited, MCE Finance, Studio City Finance Limited, the immediate holding company of SCI, MCE Cotai Investments Limited (“MCE Cotai”) or certain of its subsidiaries held by us and/or Melco and Crown or MCE Cotai (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown (Macau) Limited under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facility in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or the steps being taken in connection with the liquidation or dissolution of MCE Finance.

The terms of the Studio City Notes and 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event (as referred to in the aforementioned paragraph) under the Studio City Notes or 2013 Senior Notes will trigger the requirement for us to offer to repurchase the Studio City Notes or 2013 Senior Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 5 to the consolidated financial statements included elsewhere in this announcement, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City, the Philippines Project and potentially the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2012, we had incurred approximately US$139.8 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI, primarily for site preparation costs and design and consultation fees.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. During the year ended December 31, 2012, MCE and SCI minority shareholder contributed US$350.0 million to the Studio City project in accordance with the shareholder agreement.

On October 25, 2012, an indirect subsidiary of our Company, MCE Leisure (Philippines) Corporation, entered into a cooperation agreement for the Philippines Project. On December 19, 2012, our Company, through each of MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation, completed the acquisition of a majority interest in the issued and outstanding share capital of MCP.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are considering different alternatives to finance the project, including but not limited to debt and equity financing. On March 20, 2013, the board of directors of MCP approved a plan to raise additional capital of up to US$400 million through an equity offering including an over-allotment option.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a luxury hotel.

The development of the Philippines Project and the next phase of City of Dreams are subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2012, we had capital commitments contracted for, but not provided, totaling US$743.3 million mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City. In addition, we have contingent liabilities arising in the ordinary course of business.

As of December 31, 2012 and 2011, our gearing ratios (total debts divided by total assets) were 40.2% and 37.1%, respectively. Our gearing ratio increased as of December 31, 2012, primarily as a result of increased indebtedness from the issuance of Studio City Notes, offset by the increased cash and cash equivalents due to the growth of our business.

As at the date of this announcement, our deposit account with a balance of approximately New Taiwan dollar 2.99 billion (equivalent to US$101 million) is presented as restricted cash given the fund is frozen pursuant to an investigation by Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account. See note 11(b) to the consolidated financial statements included elsewhere in this announcement for further details.

Melco Crown (Macau) Limited has a rating of “BB/stable” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see Note 7 to the consolidated financial statements in this announcement.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
OPERATING REVENUES
Casino	$3,934,761	$3,679,423	$2,550,542
Rooms	118,059	103,009	83,718
Food and beverage	72,718	61,840	56,679
Entertainment, retail and others	90,789	86,167	32,679

Gross revenues	4,216,327	3,930,439	2,723,618
Less: promotional allowances	(138,314)	(99,592)	(81,642)

Net revenues	4,078,013	3,830,847	2,641,976

OPERATING COSTS AND EXPENSES
Casino	(2,834,762)	(2,698,981)	(1,949,024)
Rooms	(14,697)	(18,247)	(16,132)
Food and beverage	(27,531)	(34,194)	(32,898)
Entertainment, retail and others	(62,816)	(58,404)	(19,776)
General and administrative	(226,980)	(220,224)	(199,830)
Pre-opening costs	(5,785)	(2,690)	(18,648)
Development costs	(11,099)	(1,110)	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(59,911)	(34,401)	(19,522)
Depreciation and amortization	(261,449)	(259,224)	(236,306)
Property charges and others	(8,654)	(1,025)	(91)

Total operating costs and expenses	(3,570,921)	(3,385,737)	(2,549,464)

OPERATING INCOME	$507,092	$445,110	$92,512

	Year Ended December 31,
	2012	2011	2010
NON-OPERATING EXPENSES
Interest income	$10,958	$4,131	$404
Interest expenses, net of capitalized interest	(109,611)	(113,806)	(93,357)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)	—
Change in fair value of interest rate swap agreements	363	3,947	—
Amortization of deferred financing costs	(13,272)	(14,203)	(14,302)
Loan commitment fees	(1,324)	(1,411)	3,811
Foreign exchange gain (loss), net	4,685	(1,771)	3,563
Other income, net	115	3,664	1,074
Listing expenses	—	(8,950)	—
Loss on extinguishment of debt (Note 5)	—	(25,193)	—
Costs associated with debt modification (Note 5)	(3,277)	—	(3,310)

Total non-operating expenses	(111,363)	(157,902)	(102,117)

INCOME (LOSS) BEFORE INCOME TAX	395,729	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE) (Note 6)	2,943	1,636	(920)

NET INCOME (LOSS)	398,672	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,531	5,812	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$417,203	$294,656	$(10,525)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.254	$0.184	$(0.007)

Diluted	$0.252	$0.182	$(0.007)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,645,346,902	1,604,213,324	1,595,552,022

Diluted	1,658,262,996	1,616,854,682	1,595,552,022

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,709,209	$1,158,024
Restricted cash	672,981	—
Accounts receivable, net (Note 3)	320,929	306,500
Amounts due from affiliated companies (Note 8(a))	1,322	1,846
Amount due from a shareholder (Note 8(d))	—	6
Income tax receivable	266	—
Inventories	16,576	15,258
Prepaid expenses and other current assets	27,743	23,882

Total current assets	2,749,026	1,505,516

PROPERTY AND EQUIPMENT, NET	2,684,094	2,655,429
GAMING SUBCONCESSION, NET	542,268	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	88,241	72,858
RESTRICTED CASH	741,683	364,807
DEFERRED TAX ASSETS (Note 6)	105	24
DEFERRED FINANCING COSTS	65,930	42,738
LAND USE RIGHTS, NET	989,984	942,968

TOTAL ASSETS	$7,947,466	$6,269,980

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$13,745	$12,023
Accrued expenses and other current liabilities	850,841	588,719
Income tax payable	1,191	1,240
Current portion of long-term debt (Note 5)	854,940	—
Amounts due to affiliated companies (Note 8(b))	949	1,137

Total current liabilities	1,721,666	603,119

LONG-TERM DEBT (Note 5)	2,339,924	2,325,980
OTHER LONG-TERM LIABILITIES	7,412	27,900
DEFERRED TAX LIABILITIES (Note 6)	66,350	70,028
LAND USE RIGHTS PAYABLE	71,358	55,301

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of December 31, 2012 and 2011 and issued — 1,658,059,295 and 1,653,101,002 shares as of December 31, 2012 and 2011, respectively)	16,581	16,531
Treasury shares, at US$0.01 par value per share (11,267,038 and 10,552,328 shares as of December 31, 2012 and 2011, respectively)	(113)	(106)
Additional paid-in capital	3,235,835	3,223,274
Accumulated other comprehensive losses	(1,057)	(1,034)
Retained earnings (accumulated losses)	134,693	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,385,939	2,956,155
Noncontrolling interests	354,817	231,497

Total equity	3,740,756	3,187,652

TOTAL LIABILITIES AND EQUITY	$7,947,466	$6,269,980

NET CURRENT ASSETS	$1,027,360	$902,397

TOTAL ASSETS LESS CURRENT LIABILITIES	$6,225,800	$5,666,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited) (“Melco Crown Macau”), an operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated casino resort located at Cotai, Macau, Altira Macau — a casino hotel located at Taipa, Macau, Taipa Square Casino — a casino located at Taipa, Macau, Mocha Clubs — non-casino-based operations of electronic gaming machines in Macau, and has a 60% interest in Studio City — an integrated resort comprising entertainment, retail and gaming facilities being developed in Cotai, Macau.

On July 5, 2012, the Company, through its indirect subsidiary, MPEL Projects Limited, entered into a memorandum of agreement (the “MOA”) with SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Group”), Belle Corporation and PremiumLeisure and Amusement, Inc. (“PLAI”) (collectively, the “Philippine Parties”) for the development of an integrated resort project located within Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex (the “Philippines Project”). Further to the MOA, on October 25, 2012, MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”), an indirect subsidiary of the Company, entered into a closing arrangement agreement, a cooperation agreement, a lease agreement and other related arrangements with the Philippine Parties in connection with the Philippines Project. Further information on closure of the agreements is included in Note 11(i). On December 19, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Philippines Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”) acquired a majority interest in the issued share capital of Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation) (“MCP”), a company whose shares are listed on the Philippines Stock Exchange (the “PSE”). It is the Company’s intention to pursue Philippines based opportunities and operate its future Philippines businesses through MCE Leisure Philippines and MCP.

As of December 31, 2012 and 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on HKSE (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,024,697, $1,948,652 and $1,362,007 for the years ended December 31, 2012, 2011 and 2010, respectively.

(c)	Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Year Ended December 31,
	2012	2011	2010
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,645,346,902	1,604,213,324	1,595,552,022
Incremental weighted-average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	12,916,094	12,641,358	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,658,262,996	1,616,854,682	1,595,552,022

During the years ended December 31, 2012 and 2011, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2012 and 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the year ended December 31, 2010, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 ordinary shares from the assumed vesting of these restricted shares and exercise of these share options using the treasury stock method for the year ended December 31, 2010.

(d)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncement:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB update clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss. The Group adopted these pronouncements on January 1, 2012. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of these pronouncements did not have a significant effect on the Group’s consolidated financial results or disclosures. Refer to consolidated statements of comprehensive income for the required presentation.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is “more-likely-than-not” that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent accounting pronouncement not yet adopted:

In July 2012, the FASB issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The amended guidance is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2012	2011
Casino	$426,796	$385,898
Hotel	2,390	3,691
Other	5,007	3,686

Sub-total	$434,193	$393,275
Less: allowance for doubtful debts	(113,264)	(86,775)

	$320,929	$306,500

During the years ended December 31, 2012, 2011 and 2010, the Group has provided allowance for doubtful debts of $26,566, $36,871 and $32,241 and has directly written off accounts receivable of $1,850, $932 and $941, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2012	2011	2010
At beginning of year	$86,775	$41,490	$24,227
Additional allowance	26,566	36,871	32,241
Reclassified (to) from long-term receivables, net	(77)	8,414	(14,978)

At end of year	$113,264	$86,775	$41,490

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2012	2011
Current	$227,534	$220,141
1–30 days	51,207	41,571
31–60 days	9,842	3,344
61–90 days	1,941	2,573
Over 90 days	30,405	38,871

	$320,929	$306,500

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2012	2011
Within 30 days	$10,786	$9,551
31–60 days	1,157	755
61–90 days	1,289	1,196
Over 90 days	513	521

	$13,745	$12,023

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2012	2011
2011 Credit Facilities	$1,014,729	$1,014,729
Studio City Notes	825,000	—
2010 Senior Notes(1)	593,967	593,166
RMB Bonds	367,645	364,807
Deposit-Linked Loan	353,278	353,278
Aircraft Term Loan	40,245	—

	$3,194,864	$2,325,980
Current portion of long-term debt	(854,940)	—

	$2,339,924	$2,325,980

City of Dreams Project Facility

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into a senior secured credit facility (the “City of Dreams Project Facility”), which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of various amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain affirmative and negative covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dream Project Facility of $461 during the year ended December 31, 2011, and a credit amount of $3,811 during the year ended December 31, 2010, which included a commitment fee of $814 and a reversal of accrual not required of $4,625.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility, which, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of 2010 Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepayment of the Term Loan Facility and Revolving Credit Facility of $293,714 and $150,352, respectively, and the remaining net proceeds of $133,000 deposited in a bank account that was restricted for use to pay Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000. The Group recognized an expense of $3,310 as a result of the aforementioned debt modification.

In addition to the prepayment of the City of Dreams Project Facility in May 2010, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dream Project Facility on June 30, 2011 as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011 (the “2011 Credit Facilities”). The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains substantially the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency and/or conformity with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation:

•

a leverage ratio, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•

total leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	interest cover ratio, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

Management believes that the 2011 Borrowing Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2012.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2012 and 2011, the net assets of the 2011 Borrowing Group of approximately $2,382,000 and $1,896,000, respectively were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,324 and $950 were recognized during the years ended December 31, 2012 and 2011, respectively.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729) while HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the $600,000 10.25% senior notes, due 2018 (“2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes are general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors are general obligations of the Senior Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, rank subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and rank senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes mature on May 15, 2018. Interest on the 2010 Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the 2010 Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000%, respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the 2010 Senior Notes at the redemption price set forth in the related offering memorandum plus the applicable “make-whole” premium described in the related offering memorandum plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the 2010 Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related offering memorandum, MCE Finance may redeem the 2010 Senior Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any one of the 2010 Senior Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the 2010 Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the 2010 Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required time period or is found unsuitable.

The indenture governing the 2010 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the 2010 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012 and 2011, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 and $2,018,000, respectively were restricted from being distributed under the terms of the 2010 Senior Notes.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments, to, among other things, allow MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a tender offer to purchase the 2010 Senior Notes, subject to certain conditions. On February 26, 2013, $599,135 aggregate principal amount of the 2010 Senior Notes were tendered and on February 27, 2013, MCE Finance elected to redeem the remaining outstanding aggregate principal amount of the 2010 Senior Notes of $865 on March 28, 2013. Further details of the tender offer and early redemption of the 2010 Senior Notes is included in Note 11(d).

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) 3.75% bonds, due 2013 (“RMB Bonds”) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on May 9 and November 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth not to be less than $1,000,000 and a maximum leverage ratio not to exceed 2.50:1.00.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2012.

On March 11, 2013, the Company has completed the early redemption of the RMB Bonds in full in aggregate principal amount together with accrued interest. Further information on the redemption is included in Note 11(h).

Deposit-Linked Loan

On May 20, 2011, the Company entered into a long-term deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets. During the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable on November 9, 2012 at a rate of RMB1:HK$1.2201. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2012, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $367,645), required to be set aside for the duration of this debt was recorded as current portion of restricted cash in the consolidated balance sheets. As of December 31, 2011, the security deposit of RMB2,300,000,000 (equivalent to $364,807) was recorded as non-current portion of restricted cash in the consolidated balance sheets.

On March 4, 2013, the Company has prepaid the Deposit-Linked Loan in full in aggregate principal amount together with accrued interest and the security deposit has been released. Further information on the prepayment is included in Note 11(g).

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”, formerly known as MCE Designs and Brands Limited), an indirect wholly-owned subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commencing September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2012, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary of the Company which holds 60% interest) issued and listed the $825,000 8.50% senior notes, due 2020 (“Studio City Notes”) on the SGX-ST. The Studio City Notes were priced at par. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance will use the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering have been deposited in a bank account of Studio City Finance (the “Escrow Account”), which is restricted for use and will be released upon signing of the Studio City Project Facility. Upon release from the Escrow Account, all the net proceeds will be deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and will be available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which will be deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), which is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility will have security over the Note Debt Service Reserve Account and the Revenue Account. As of December 31, 2012, all of the net proceeds of Studio City Notes were placed in the Escrow Account. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Escrow Account as current portion of restricted cash, while the remaining amount in the Escrow Account of $741,683 was classified as non-current portion of restricted cash on the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred financing costs.

On November 26, 2012, Studio City Finance and Studio City Company, entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs will be financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholders of Studio City Finance in an aggregate amount of $825,000 will be used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account will be used until they have been exhausted; and

•

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, will be used until they have been exhausted.

The Studio City Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the issue date through the date of redemption in the event the Studio City Project Facility are not executed on or before March 31, 2013. The Studio City Project Facility was executed on January 28, 2013.

The Studio City Notes will also be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the last interest payment date through the date of redemption in the event that the funds are not released from the Note Proceeds Account prior to the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date.

At any time prior to December 1, 2015, Studio City Finance may redeem up to 35% of the aggregate principal amount of the Studio City Notes, with the net cash proceeds of certain equity offerings at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time prior to December 1, 2015, Studio City Finance may also redeem all or part of the Studio City Notes at a redemption price equal to 100% of the principal amount plus the applicable premium described in the related offering memorandum plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time on or after December 1, 2015, 2016, 2017 and 2018 and thereafter, Studio City Finance may redeem all or part of the Studio City Notes at the redemption prices of 106.375%, 104.250%, 102.125% and 100.000%, respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

In addition, subject to certain exceptions and as more fully described in the related offering memorandum, Studio City Finance may redeem the Studio City Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest and additional amounts, if any, to the date fixed by Studio City Finance for redemption, if Studio City Finance or any one of the Studio City Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances. Studio City Finance may also redeem the Studio City Notes if the gaming authority of any jurisdiction in which Studio City Finance or any of its affiliates (including Melco Crown Macau) conducts or proposes to conduct gaming requires holders or beneficial owners of the Studio City Notes to be licensed, qualified or found suitable under applicable gaming laws and such holders or beneficial owners, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $252,000 were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On October 19, 2012, the Company, New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary of the Company which holds 60% interest)) and the Studio City Borrower entered into a commitment letter (the “Commitment Letter”) with certain lenders (the “Studio City Lenders”) for senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project. The Commitment Letter sets out the terms and conditions on which the Studio City Lenders are willing to arrange, manage the syndication of and underwrite the Studio City Project Facility to be provided to the Studio City Borrower. These terms and conditions include the principal terms of the Studio City Project Facility and conditions precedent to entering into the definitive agreement of the Studio City Project Facility.

On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter. The Studio City Project Facility was denominated in Hong Kong Dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where the Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from the Signing Date of the definitive agreement of the Studio City Project Facility.

In connection with the Studio City Project Facility, Studio City International, procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000. These letters of credit or cash collateral are required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2012	2011	2010
Interest for City of Dreams Project Facility*	$—	$13,269	$39,157
Interest for 2011 Credit Facilities*	21,849	13,731	—
Interest for 2010 Senior Notes**	61,500	61,500	38,438
Amortization of discount in connection with issuance of 2010 Senior Notes**	801	723	417
Interest for RMB Bonds*	13,666	8,647	—
Interest for Deposit-Linked Loan*	10,064	6,300	—
Interest for Studio City Notes**	5,844	—	—
Interest for Aircraft Term Loan**	705	—	—

	$114,429	$104,170	$78,012
Interest capitalized	(7,900)	(3,157)	(11,823)

	$106,529	$101,013	$66,189

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2012, 2011 and 2010, the Group’s average borrowing rates were approximately 5.06%, 5.50% and 6.71% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2012 are as follows:

Year ending December 31,
2013	$854,940
2014	262,559
2015	262,749
2016	379,161
2017	6,429
Over 2017(2)	1,429,026

$3,194,864

The long-term debt are repayable as follows:

	December 31,
	2012	2011
Within one year or on demand	$854,940	$—
More than one year, but not exceeding two years	262,559	846,444
More than two years, but not exceeding five years	648,339	886,370
More than five years(1)	1,429,026	593,166

	$3,194,864	$2,325,980
Less: Amounts due within one year classified as current liabilities	(854,940)	—
	$2,339,924	$2,325,980

Notes

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 and $6,834 as of December 31, 2012 and 2011, respectively.
(2)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

6.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2012, 2011 and 2010.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Group has applied for the declaration of utility purpose benefit in respect of Grand Hyatt Macau. The Macau Government has also granted to Altira Hotel a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday, provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The Macau Government is considering the grant of the same benefit on specific vehicles purchased to Crown Towers Hotel, Hard Rock Hotel and Grand Hyatt Macau. The grant of the vehicles tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2012	2011	2010
Income tax provision for current year:
Macau Complementary Tax	$203	$223	$165
Hong Kong Profits Tax	513	822	473
Profits tax in other jurisdictions	238	161	65

Sub-total	$954	$1,206	$703

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(171)	$3	$(18)
Hong Kong Profits Tax	32	142	(1)
Profits tax in other jurisdictions	1	(21)	8

Sub-total	$(138)	$124	$(11)

Deferred tax (credit) charge:
Macau Complementary Tax	$(3,676)	$(2,779)	$166
Hong Kong Profits Tax	(81)	(185)	58
Profits tax in other jurisdictions	(2)	(2)	4

Sub-total	$(3,759)	$(2,966)	$228

Total income tax (credit) expense	$(2,943)	$(1,636)	$920

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2012	2011	2010
Income (loss) before income tax	$395,729	$287,208	$(9,605)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	47,487	34,465	(1,153)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(556)	242	169
(Over) under provision in prior years	(138)	124	(11)
Effect of income for which no income tax expense is payable	(714)	(575)	(258)
Effect of expense for which no income tax benefit is receivable	17,317	12,191	7,868
Effect of tax holiday granted by Macau Government	(88,491)	(69,677)	(28,069)
Change in valuation allowance	22,152	21,594	22,374

	$(2,943)	$(1,636)	$920

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the years ended December 31, 2012, 2011 and 2010, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2012, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2012, 2011 and 2010 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2012, 2011 and 2010, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to the Company for the years ended December 31, 2012 and 2011 would have been decreased by $88,491 and $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively, and the Group’s consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2012, 2011 and 2010 were negative rates of 0.7%, 0.6% and 9.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2012, 2011 and 2010 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2012, 2011 and 2010.

The deferred tax assets and liabilities as of December 31, 2012 and 2011 consisted of the following:

	December 31,
	2012	2011
Deferred tax assets
Net operating loss carried forwards	$63,022	$60,782
Depreciation and amortization	105	24
Deferred deductible expenses	3,089	—

Sub-total	$66,216	$60,806

Valuation allowance
Current	(21,054)	(17,816)
Long-term	(45,057)	(42,966)

Sub-total	$(66,111)	$(60,782)

Total net deferred tax assets	$105	$24

Deferred tax liabilities
Land use rights	$(64,497)	$(68,552)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,348)	(971)

Total net deferred tax liabilities	$(66,350)	$(70,028)

As of December 31, 2012 and 2011, valuation allowance of $66,111 and $60,782 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2012, adjusted operating tax loss carry forwards, amounting to $175,451, $159,304 and $183,885 will expire in 2013, 2014 and 2015, respectively. Adjusted operating tax loss carried forwards of $142,678 has expired during the year ended December 31, 2012.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $1,150,000 at December 31, 2012 are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $138,000.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2012 and 2011, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

7.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, the balance of the reserve amounted to $31,201 and $3, respectively.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would then be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2010 Senior Notes and the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and Studio City Finance, respectively and their respective restricted subsidiaries.

During the years ended December 31, 2012, 2011 and 2010, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

8.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2011 and 2010, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011	2010
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules

Chin Son, Limited(1)	Purchase of property and equipment	$—	$1,756	$—

Crown’s subsidiary	Consultancy fee expense	428	461	298
	Management fee expense	—	—	3
	Office rental expense	—	—	3
	Purchase of property and equipment	351	307	—
	Service fee expense(3)	—	—	(24)
	Software license fee expense	312	—	—
	Other service fee income	43	43	14
	Rooms and food and beverage income	—	—	3

Lisboa Holdings Limited(1)	Office rental expense	1,157	1,493	1,106

Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	5	9	—
	Consultancy fee expense	483	509	570
	Management fee expense	14	14	14
	Office rental expense	586	533	533
	Operating and office supplies expenses	32	68	160
	Purchase of property and equipment	1,479	186	1,287
	Repairs and maintenance expenses	—	—	236
	Service fee expense(4)	646	502	524
	Other service fee income	345	307	254
	Rooms and food and beverage income	161	221	13

Melco Crown Entertainment Charity Association (“MCE Charity Association”)(2)	Donation expense	—	120	—

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011	2010
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Office rental expense	$136	$124	$212
	Operating and office supplies expenses	20	20	18
	Purchase of property and equipment	—	6	—
	Repairs and maintenance expenses	3	—	—
	Traveling expense(5)(6)	2,976	2,794	2,750
	Rooms and food and beverage income	77	445	64

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,711	2,008	1,433

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Office rental expense	—	—	158
	Traveling expense capitalized in construction in progress(5)	1	2	—
	Traveling expense recognized as expense(5)	327	482	—

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the “STDM Group”)(1)	Advertising and promotional expenses	88	116	75
	Office rental expense	1,404	807	259
	Service fee expense	216	113	—
	Traveling expense capitalized in construction in progress(5)	8	—	3
	Traveling expense recognized as expense(5)	33	115	792

Transactions with affiliated companies that did not constitute connected transactions under Chapter 14A of the Listing Rules

MGM Grand Paradise Limited(1)	Operating and office supplies expenses	—	—	3

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011	2010
Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules

Crown	Consultancy fee capitalized in deferred financing costs	$222	$—	$—
	Interest expense	—	97	86
	Other service fee income	—	4	—
	Rooms and food and beverage income	—	39	—

Melco	Development costs	3,000	—	—
	Interest expense	—	174	156
	Other service fee income	—	—	23
	Rooms and food and beverage income	$—	$15	$39

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	An association of which certain subsidiaries of the Company are directors.
(3)	The negative amount including reversal of over-accrual of related expense during the year.
(4)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(5)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(6)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Melco’s subsidiary and its associated company	$1,312	$1,744
Shun Tak Group	10	102

	$1,322	$1,846

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2012 and 2011 were $1,740 and $1,841, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2012 and 2011 were $4 in each of those years.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2012 and 2011 were $110 and $236, respectively.

The outstanding balances due from affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Crown’s subsidiary	$12	$18
Melco’s subsidiaries and its associated company	369	179
MCE Charity Association	—	120
Shun Tak Group	283	304
SJM	71	113
Sky Shuttle	159	302
STDM Group	55	101

	$949	$1,137

The outstanding balances due to affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Loans From Shareholders

Melco and Crown provided loans to the Company mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. The maximum amount of outstanding loan balances due to Melco and Crown during the year ended December 31, 2011 was HK$578,577,752 (equivalent to $74,367) and HK$501,157,031 (equivalent to $64,416), respectively.

The loan provided by Melco was unsecured, interest bearing at 3-month HIBOR per annum, except for the period from May 16, 2008 to May 15, 2009 which was interest bearing at 3-month HIBOR plus 1.5% per annum, and would have been repayable in May 2012; and the loan provided by Crown was unsecured, interest bearing at 3-month HIBOR per annum and would have been repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011:

•

Melco transferred by novation HK$180,000,000 (equivalent to $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (equivalent to $51,231) and Crown in the sum of HK$501,157,031 (equivalent to $64,416).

•

Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

Subsequent to the shareholder loans conversion into equity as mentioned above, there were no loans from Melco and Crown as of December 31, 2012 and 2011.

(d)	Amount Due From A Shareholder

The amount of $6 due from Melco as of December 31, 2011, arising from operating income received, was unsecured, non-interest bearing and repayable on demand.

9.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino, the Philippines Project which is currently in an early phase of development and MCP which had no revenue and incurred insignificant expenses during the year ended December 31, 2012, were included within Corporate and Others. During the years ended December 31, 2012, 2011 and 2010, all revenues were generated in Macau.

Total Assets

	December 31,
	2012	2011	2010
Mocha Clubs	$176,830	$174,404	$145,173
Altira Macau	617,847	577,145	571,504
City of Dreams	3,147,322	3,103,458	3,202,692
Studio City	1,844,706	713,637	—
Corporate and Others	2,160,761	1,701,336	965,071

Total consolidated assets	$7,947,466	$6,269,980	$4,884,440

Capital Expenditures

	Year Ended December 31,
	2012	2011	2010
Mocha Clubs	$5,951	$23,558	$13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457

Total capital expenditures	$283,998	$785,634	$119,660

For the years ended December 31, 2012, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

The Group’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2012	2011	2010
NET REVENUES
Mocha Clubs	$143,260	$131,934	$111,984
Altira Macau	966,770	1,173,930	859,755
City of Dreams	2,920,912	2,491,383	1,638,401
Studio City	160	—	—
Corporate and Others	46,911	33,600	31,836

Total net revenues	$4,078,013	$3,830,847	$2,641,976

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	$36,065	$40,475	$29,831
Altira Macau	154,697	246,300	133,679
City of Dreams	805,719	594,440	326,338
Studio City	(670)	(300)	—

Total adjusted property EBITDA	995,811	880,915	489,848

OPERATING COSTS AND EXPENSES
Pre-opening costs	(5,785)	(2,690)	(18,648)
Development costs	(11,099)	(1,110)	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(59,911)	(34,401)	(19,522)
Depreciation and amortization	(261,449)	(259,224)	(236,306)
Share-based compensation	(8,973)	(8,624)	(6,043)
Property charges and others	(8,654)	(1,025)	(91)
Corporate and Others expenses	(75,611)	(71,494)	(59,489)

Total operating costs and expenses	(488,719)	(435,805)	(397,336)

OPERATING INCOME	$507,092	$445,110	$92,512

	Year Ended December 31,
	2012	2011	2010
NON-OPERATING EXPENSES
Interest income	$10,958	$4,131	$404
Interest expenses, net of capitalized interest	(109,611)	(113,806)	(93,357)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)	—
Change in fair value of interest rate swap agreements	363	3,947	—
Amortization of deferred financing costs	(13,272)	(14,203)	(14,302)
Loan commitment fees	(1,324)	(1,411)	3,811
Foreign exchange gain (loss), net	4,685	(1,771)	3,563
Other income, net	115	3,664	1,074
Listing expenses	—	(8,950)	—
Loss on extinguishment of debt	—	(25,193)	—
Costs associated with debt modification	(3,277)	—	(3,310)

Total non-operating expenses	(111,363)	(157,902)	(102,117)

INCOME (LOSS) BEFORE INCOME TAX	395,729	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE)	2,943	1,636	(920)

NET INCOME (LOSS)	398,672	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,531	5,812	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$417,203	$294,656	$(10,525)

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

10.	ACQUISITION OF SUBSIDIARIES

(a)	Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE Philippines Investments and MCE Philippines Investments No.2 (collectively referred to as the “Buyers”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682) which included i) PHP200,000,000 (equivalent to $4,874) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP. MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measureable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$27,876
Prepaid expenses and other current assets	13
Accrued expenses and other current liabilities	(1,094)
Noncontrolling interests	(1,860)

Net assets	$24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs	5,747

$30,682

Total consideration satisfied by:
Cash Paid	$30,682

(b)	Acquisition of Studio City Group

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the direct shareholder of New Cotai, LLC), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first and second instalments of $50,000 and $25,000 were settled by the Group in August 2011 and July 2012, respectively; and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue immediately before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	549,079
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$374,349

Total consideration satisfied by:
Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Direct costs incurred for acquisition of assets and liabilities	18,385

$374,349

11.	SUBSEQUENT EVENTS

(a)	During the year ended December 31, 2012, Altira Developments Limited (“Altira Developments”) applied for an amendment to the land concession contract, including the increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable final registration of the Taipa Land on which Altira Macau is located. In January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which require an additional land premium of approximately $2,449 payable to the Macau Government upon completion of the amendment, and revise the government land use fees to approximately $186 per annum. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(b)	In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office of the Company’s subsidiary. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of the Taiwan branch office’s deposit accounts in Taiwan, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to $102,227) at the time the account was frozen. No funds have been confiscated from the account. The Group is taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2012, there was no material impact to the financial position and results of operation of the Group. Based on the progress of investigation to date which is in preliminary stage, management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible loss, if any. As at the date of this announcement, the deposit account is presented as restricted cash.

(c)	On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter, further details of the Studio City Project Facility was disclosed in Note 5.

(d)	On January 28, 2013, MCE Finance made a cash tender offer to purchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to purchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013.

(e)	On February 7, 2013, MCE Finance issued and listed the 5% senior notes due 2021 of $1,000,000 (the “2013 Senior Notes”) on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The 2013 Senior Notes were issued at par and mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used the net proceeds from the offering (i) to repurchase in full the 2010 Senior Notes and fund the related costs as described above, and (ii) the entire remainder of the net proceeds thereafter for the partial repayment of the RMB Bonds as described below.

(f)	Further to an amendment request applied in 2011 by Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), on February 25, 2013, the Macau Government issued a land grant amendment proposal to Melco Crown(COD) Developments, which contemplates the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant and to extend the development period of the City of Dreams land grant until the date falling 4 years after publication of the amendment in the Macau official gazette, which require an additional land premium of approximately $23,344 and revise the government land use fees to approximately $1,235 per annum. In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the amendments as set forth in the aforesaid land grant amendment proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(g)	On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

(h)	On March 11, 2013, the Company early redeemed the RMB Bonds in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest.

(i)	On March 13, 2013, MCE Holdings (Philippines) Corporation (“MCE Holdings Philippines”, an indirect subsidiary of the Company), MCE Holdings No.2 (Philippines) Corporation (“MCE Holdings No.2”, a wholly-owned subsidiary of MCE Holdings Philippines) and MCE Leisure Philippines, a wholly-owned subsidiary of MCE Holdings No.2 (collectively, the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the provisional license (the “Provisional License”) granted by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, will expire on July 11, 2033. Under the Provisional License, MCE Leisure Philippines will operate the casino business of the Philippines Project.

On March 13, 2013, the cooperation agreement and the lease agreement as mentioned in Note 1 became effective, with minor changes on the original terms. In addition, MCE Leisure Philippines and the Philippine Parties entered into an operating agreement on March 13, 2013, pursuant to which MCE Leisure Philippines has been granted the exclusive right to manage, operate and control the Philippines Project. Under the operating agreement, PLAI has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of the Philippines Project, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of the Philippines Project.

The Provisional License specifies that the Licensees must invest $1,000,000 in the Philippines Project, of which the MCE Holdings Group is responsible for contributing at least $500,000 and the Philippine Parties are responsible for contributing at least $500,000, as set forth in the cooperation agreement which became effective on March 13, 2013 as mentioned above. PAGCOR has required $650,000, or 65.0% of the $1,000,000 required investment commitment, to be fully utilized and invested in the Philippines Project by its opening, and the remaining $350,000 to be invested within three years of the casino opening, subject to further discussion with PAGCOR.

The Provisional License requires the Licensees to pay to PAGCOR (i) monthly license fees ranging from 15.0% to 25.0% of casino revenues, (ii) cultural promotion fees of 2.0% of casino revenues, with certain exclusions, and (iii) an additional fee of 5.0% of non-gaming revenues, excluding hotel operations. In addition, the Provisional License sets forth certain terms relating to liquidity, working capital and minimum local purchasing and employment requirements.

12.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on the Company’s shareholders’ equity and net income (loss) attributable to the Company, relate principally to the accounting for the following:

(a)	Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b)	Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c)	Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d)	Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e)	Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2012 and 2011 and net income (loss) attributable to the Company during the years ended December 31, 2012, 2011 and 2010 but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2012, 2011 and 2010, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2012 and 2011 or net income (loss) attributable to the Company during the years ended December 31, 2012, 2011 and 2010.

The material adjustments necessary to restate net income (loss) attributable to the Company and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

	Year Ended December 31,
	2012	2011	2010
Net income (loss) attributable to the Company as reported under U.S. GAAP	$417,203	$294,656	$(10,525)

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	36,504	13,346	382
Additional capitalization of borrowing costs as property and equipment	2,364	217	1,129
Reversal of deferred tax in relation to land use rights	(4,055)	(2,642)	(940)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	4,695	2,505	941
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(2,029)	(2,029)	(1,847)
Additional share-based compensation recognized	(468)	(1,639)	(210)
Reduction in amortization of deferred financing costs	7,152	3,386	—
Financing costs recognized as part of loss on extinguishment of debt	—	(29,328)	—
Reduction in net loss attributable to noncontrolling interests(1)	(15,148)	(5,220)	—

Net income (loss) attributable to the Company as reported under IFRS	$446,218	$273,252	$(11,070)

Net income (loss) attributable to the Company per share under IFRS:
Basic	$0.271	$0.170	$(0.007)

Diluted	$0.269	$0.169	$(0.007)

Weighted average shares used in net income (loss) attributable to the Company per share calculation under IFRS:
Basic	1,645,346,902	1,604,213,324	1,595,552,022

Diluted	1,658,485,592	1,618,034,027	1,595,552,022

	December 31,
	2012	2011
The Company’s shareholders’ equity as reported under U.S. GAAP	$3,385,939	$2,956,155

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	97,647	61,143
Additional capitalization of borrowing costs as property and equipment	4,070	1,706
Reduction in amortization of deferred financing costs	10,538	3,386
Reversal of deferred tax in relation to land use rights	(15,210)	(11,155)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	12,042	7,347
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(7,626)	(5,597)
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	(29,328)
Reduction in net loss attributable to noncontrolling interests	(20,368)	(5,220)

The Company’s shareholders’ equity as reported under IFRS	$3,437,704	$2,978,437

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	December 31,
	2012	2011
Property and equipment, net:
As reported	$2,684,094	$2,655,429
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	98,685	62,181
Additional capitalization of borrowing costs as property and equipment	4,070	1,706
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(7,626)	(5,597)
Capitalization of start-up costs as property and equipment	910	910

Under IFRS	$2,780,133	$2,714,629

	December 31,
	2012	2011
Deferred financing costs:
As reported	$65,930	$42,738
IFRS adjustments(2):
Reduction in amortization of deferred financing costs	10,538	3,386
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	(29,328)

Under IFRS	$47,140	$16,796

Land use rights, net:
As reported	$989,984	$942,968
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	12,042	7,347
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)
Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment	(1,948)	(1,948)

Under IFRS	$920,371	$868,660

Deferred tax liabilities:
As reported	$66,350	$70,028
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	15,210	11,155
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)

Under IFRS	$1,853	$1,476

Additional paid-in capital:
As reported	$3,235,835	$3,223,274
IFRS adjustment:
Additional share-based compensation recognized	6,493	6,025

Under IFRS	$3,242,328	$3,229,299

	December 31,
	2012	2011
Noncontrolling interests:
As reported	$354,817	$231,497
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	19,940	5,338
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,128	626
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	354	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	(2,054)	(744)

Under IFRS	$375,185	$236,717

Retained earnings (accumulated losses):
As reported	$134,693	$(282,510)
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	97,647	61,143
Additional capitalization of borrowing costs as property and equipment	4,070	1,706
Reversal of deferred tax in relation to land use rights	(15,210)	(11,155)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	12,042	7,347
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(7,626)	(5,597)
Additional share-based compensation recognized	(6,493)	(6,025)
Reduction in amortization of deferred financing costs	10,538	3,386
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	(29,328)
Reduction in net loss attributable to noncontrolling interests	(20,368)	(5,220)

Under IFRS	$179,965	$(266,253)

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	Year Ended December 31,
	2012	2011	2010
General and administrative expenses:
As reported	$226,980	$220,224	$199,830
IFRS adjustment:
Additional share-based compensation recognized	468	1,639	210

Under IFRS	$227,448	$221,863	$200,040

Amortization of land use rights:
As reported	$59,911	$34,401	$19,522
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(36,504)	(13,346)	(382)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(4,695)	(2,505)	(941)

Under IFRS	$18,712	$18,550	$18,199

Depreciation and amortization:
As reported	$261,449	$259,224	$236,306
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	2,029	2,029	1,847

Under IFRS	$263,478	$261,253	$238,153

	Year Ended December 31,
	2012	2011	2010
Interest expenses, net of capitalized interest:
As reported	$109,611	$113,806	$93,357
IFRS adjustment:
Additional capitalization of borrowing costs as property and equipment	(2,364)	(217)	(1,129)

Under IFRS	$107,247	$113,589	$92,228

Amortization of deferred financing costs:
As reported	$13,272	$14,203	$14,302
IFRS adjustment:
Reduction in amortization of deferred financing costs	(7,152)	(3,386)	—

Under IFRS	$6,120	$10,817	$14,302

Loss on extinguishment of debt:
As reported	$—	$25,193	$—
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	—	29,328	—

Under IFRS	$—	$54,521	$—

Income tax credit (expense):
As reported	$2,943	$1,636	$(920)
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(4,055)	(2,642)	(940)

Under IFRS	$(1,112)	$(1,006)	$(1,860)

	Year Ended December 31,
	2012	2011	2010
Net loss attributable to noncontrolling interests:
As reported	$18,531	$5,812	$—
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	(14,602)	(5,338)	—
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	(1,502)	(626)	—
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	(354)	—	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	1,310	744	—

Under IFRS	$3,383	$592	$—

Notes

(1)	The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.
(2)	The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss) attributable to the Company.

ACHIEVEMENTS AND AWARDS

During the year ended December 31, 2012, not only was our Company able to achieve outstanding business performance and profit growth, but we also escalated efforts to support the society. A number of prestigious accolades were awarded to the Company for its worthy achievements.

Continuous Pursuit of Excellence

Melco Crown Entertainment was selected as one of “Hong Kong’s Best Managed Companies” and was ranked among the top companies with “Best Investor Relations” and “Best Corporate Governance” by the authoritative FinanceAsia magazine. The Company’s issuance of the US$825 million bond for Studio City had also been honored as the “Best High-yield Bond” in the FinanceAsia Achievement Awards 2012.

Co-Chairman and Chief Executive Officer, Mr. Lawrence Ho, has been selected as one of the “Best CEOs in Hong Kong” by FinanceAsia magazine for the fourth year since 2009.

Growing Recognition of World-class Lodging and Entertainment Offerings

Combining the fascinating interiors created by one of the world’s top designers with outstanding service to match, Altira Macau provides an unforgettably luxurious lodging experience to each guest which earned the “Five-Star Award for Lodging” and the “Five-Star Award for Spa” by Forbes Travel Guide once again in 2012.

Apart from that, City of Dreams has also been awarded the “Best Customer Experience of the Year Award” by the International Gaming Awards, in recognition of its excellence in hospitality and services, as well as the diverse entertainment offerings at the integrated entertainment resort.

A number of accolades were garnered by The House of Dancing Water, the world’s largest water extravaganza and the flagship entertainment attraction in City of Dreams. The aquatic show has bagged the 2012 Effie China Awards — “Culture, Entertainment & Sporting Events Award,” becoming the first and only Macau brand to win this prestigious award. The House of Dancing Water also captured the “China Marketing Excellence Award” and “China Branding Excellence Award” of the Economic Observer and Hong Kong Management Association, and scooped the prestigious international “THEA Award for Outstanding Achievement” from the Themed Entertainment Association, as well as the “2012 United States International Theatre Technology Award” of the United States Institute for Theatre Technology during the past year.

Stepping Up Environmental Protection Efforts

Melco Crown Entertainment is dedicated to creating a sustainable environment in the city for the benefit of future generations by bringing environmental protection considerations into our everyday decision-making process. City of Dreams was the first and only Macau casino-hotel to achieve ISO 14001 Environmental Management Certification for its effective Environmental Management System to measure and improve the environmental impact of operations. More specifically, in June 2012, all the three hotels at City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, garnered the 2011 Macao Green Hotel Award organized by the Environmental Protection Bureau (DSPA) and co-organized by the Macau Government Tourist Office for the second consecutive year, testimony to the Company’s excellence in green practices.

In 2012, the Company’s staff volunteers continued to organize year-round charity programs and share their love and spread happiness to the local communities. Over 40 charity activities were organized throughout the year. The Company’s volunteer effort has been recognized by the society, and was honored the “Best CSR” by the authoritative FinanceAsia magazine.

The Company is greatly encouraged by these awards which underscored its tireless efforts to reach new heights in corporate management, entertainment and services. Melco Crown Entertainment will continue to grow its business while fulfilling its corporate responsibilities to the people in need and enhancing shareholder value while benefiting the stakeholders and society at large.

HUMAN RESOURCES

We had 11,769 and 11,071 employees as of December 31, 2012 and 2011, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2012 and 2011. Staff remuneration packages are determined taken into account of market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2012		2011
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	835	7.1%	777	7.0%
Altira Macau	2,338	19.9%	2,351	21.3%
City of Dreams(1)	8,062	68.5%	7,532	68.0%
Corporate and centralized services(1)	534	4.5%	411	3.7%
Total	11,769	100.0%	11,071	100.0%

Note:

(1)	Includes project management staff for Studio City.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

DIVIDEND

The Board does not recommend the payment of a final dividend for the year ended December 31, 2012 (2011: Nil).

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to conducting its business consistent with the highest standards of corporate governance practices and procedures and has adopted its own code which follows the principles and code provisions as set out in the Corporate Governance Code and the former Code on Corporate Governance Practices as stated in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The guidelines contained within the Company’s code were also developed by the Board taking into consideration the applicable corporate governance standards of The NASDAQ Global Market given the Company’s listing on the NASDAQ. In addition, the Company has also adopted a number of other policies and guidelines, developed internally, to enhance its corporate governance practices and procedures.

The Company has complied with all code provisions in the Corporate Governance Code and the former Code on Corporate Governance Practices since the Listing, except for the following deviation mentioned below:

Pursuant to code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Ho, Lawrence Yau Lung of the operations of the Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of the Group, the Board of the Company believes it is in the best interests of the Company for Mr. Ho, Lawrence Yau Lung to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Code Provision A.4.1 of the Corporate Governance Code provides that non-executive directors should be appointed for specific term, subject to re-election. The Company has deviated from this provision in that all non-executive directors of the Company are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that the Company does not believe that arbitrary term limits on directors’ service are appropriate given that directors ought to be committed to representing the long term interests of the Company’s shareholders and the retirement and re-election requirements of non-executive directors have given the Company’s shareholders the right to approve continuation of non-executive directors’ offices.

AUDIT COMMITTEE

The Company has an audit committee which was established for the purpose of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Company’s audit committee comprises three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the audit committee.

PRELIMINARY ANNOUNCEMENT OF THE GROUP’S RESULTS

The Group’s consolidated financial statements for the year ended December 31, 2012 have been reviewed by the Audit Committee of the Company. The figures in respect of the Group’s consolidated balance sheet, consolidated statement of operations and the related notes thereto for the year ended December 31, 2012 as set out in this announcement have been agreed by the Group’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this preliminary announcement.

PURCHASE, REDEMPTION OR SALE ON THE COMPANY’S LISTED SECURITIES

During the year ended December 31, 2012, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2012 will be published on the website of the Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.melco-crown.com) and will be dispatched to shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

BOARD OF DIRECTORS

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non- executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

By Order of the Board of
Melco Crown Entertainment Limited

Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, March 27, 2013

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.